UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 18, 2006

GRAVITY Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

14F Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul, 135-934, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

GRAVITY enters into an agreement regarding publishing right for ‘ECO’ in
Southeast Asia and Oceania

Seoul, December 18, 2006 — Gravity, Co., Ltd. (Nasdaq: GRVY), an online game developer and publisher, has announced that it entered into a software license and distribution agreement with Infocomm Asia Holdings Pte Ltd. (“IAH”), an online game publisher based in Singapore, for Emil Chronicle Online (“ECO”), which is one of the online games offered by Gravity, in Southeast Asia and
Oceania.

Under the agreement, IAH will be the sole distributor of ECO in the Southeast
Asian and Oceania market, which includes Singapore, Malaysia, Brunei,
Thailand, Philippines, Indonesia, Vietnam, Australia and New Zealand. The
total value of the agreement is US$1.8 million, including License Fees and
Minimum Guarantee against the royalty.

For the Southeast Asia and Oceania market, the closed beta testing of ECO is projected to start in the first quarter of 2007 in Thailand, for the first, and the schedule for the closed beta testing in other 8 countries and the open beta testing and commercial launch of ECO will be determined thereafter. The closed beta testing of ECO in Korea is scheduled in January, 2007.

In December 2005, Gravity entered into a worldwide (excluding Japan)
publishing contract for ECO with GungHo Online Entertainment, a major Japanese online game publisher. ECO is currently commercially offered in Japan.

Gravity plans to incorporate Gravity’s accumulated experiences in successfully launching commercial services of games such as ‘Ragnarok OnlineTM’ to ECO in
21 markets - to enhance game play to attract game players worldwide. With its unique array of localizing and servicing skills to maximize revenue turnover, the Company believes that ECO has a great potential.

Mr. Ryu, Chief Executive Officer of Gravity, said “As a result of this agreement with IAH for the license of ECO in the Southeast Asia and Oceania market, we are demonstrating the positive impact of our strategic efforts. We strongly believe that ECO was a good investment for the Company. As we disclosed at the time of purchase of this game, we expect to implement our strategic initiative of strengthening our overseas publishing business with
ECO and believe that it will represent an ideal vehicle for such expansion. We are planning to make the best of our global distribution network for the licensing of ECO to other overseas’ markets.”

About GRAVITY CO., Ltd.
Based in Korea, Gravity is a developer and distributor of online games.
Gravity's principal product, Ragnarok Online, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 21 markets. For more information about Gravity, please visit
http://www.gravity.co.kr.

About INFOCOMM ASIA HOLDINGS Pte Ltd.
Based in Singapore, Infocomm Asia Holdings is an online game publisher with strong network with major publishers in Southeast Asia, including Singapore.

Forward Looking Statements

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the
“safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act
of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,”
“estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, our ability to diversify revenue; our ability to collect, and in a timely manner, license fees and royalty payments from overseas licensees; our ability to acquire, develop, license, launch, market or operate commercially successful online games; our ability to compete effectively in a highly competitive industry; our ability to anticipate and access technological developments in our industry; our ability to recruit and retain quality employees as we grow; our ability to implement our growth strategies; and economic and political conditions globally. Investors should consider the information contained in our submissions and filings with the
United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual report on Form
20-F, together with such other documents and we may submit to or file with the
SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:
Mr. Tae Sung Hwang
Chief Financial Officer
Gravity Co., Ltd.
Tel: +82 (0)2 2019 6141
Email: thwang@gravity.co.kr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 12/18/2006	By:	/s/ Tae Sung Hwang
	Name:	Tae Sung Hwang
	Title:	Chief Financial Officer